September 8, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Joseph Klinko
Robert Babula

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2024
Filed February 24, 2025
File No. 001-34018

Ladies and Gentlemen:

This letter sets forth the responses of Gran Tierra Energy Inc. (“GTE”, the “Company,” or “we”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 25, 2025 (the “Comment Letter”) with respect to GTE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-34018) filed with the Commission on February 24, 2025 (the “Form 10-K”).

For the Staff’s convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and provided our response below such comment.

Form 10-K for the Fiscal Year ended December 31, 2024

Financial and Operational Highlights, page 37

1.	We note your response to prior comment one indicating that you will include a reconciliation of operating netback to the most directly comparable GAAP measure in future filings, although you indicate this would be net income or loss. You indicate that a gross profit measure would not accurately reflect expenses "that are integral to operating netback" while also suggesting that DD&A related to your oil and gas properties is "not directly attributable to operating costs." However, you do not explain how costs that are integral to your non-GAAP measure would be appropriately omitted from the measure, nor provide any support for the view that DD&A related to properties that are utilized in revenue generating activities would not be considered a cost of revenue. We note that your proposal reconciliation for operating netback includes ten reconciling items, while a reconciliation using gross profit would appear to entail a single reconciling item of DD&A.

We continue to believe that you will need to identify gross profit as the directly comparable GAAP measure to utilize in the reconciliation that is required by Item 10(e)(1)(i)(A) of Regulation S-K. We reissue prior comment one.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, we will include a reconciliation of operating netback to the most directly comparable GAAP measure gross profit.

In our Management Discussion and Analysis (“MD&A”) reported on Form 10-Q and earnings press release for the quarter ended September 30, 2025, and in future applicable filings, we intend to extend the disclosure of consolidated and by segment gross profit in the results of operations section and provide the reconciliation of consolidated gross profit to non-GAAP measure operating netback in the non-GAAP measures section and by segment in the results of operations section.

For the Staff’s reference, please see the proposed disclosures below illustrating how the Company plans to present consolidated gross profit in applicable future filings, as applied to our 2024 Form 10-K:

(Thousands of U.S. Dollars)	Year ended December 31, 2024
	Colombia	Ecuador	Canada	Total
Revenue	$575,482	$27,412	$18,955	$621,849
Operating expenses	(179,257)	(13,425)	(9,649)	(202,331)
Transportation expenses	(16,297)	(1,495)	(672)	(18,464)
Depletion and accretion*	(199,323)	(10,155)	(8,938)	(218,416)
Gross profit (loss)	$180,605	$2,337	$(304)	$182,638

*	Calculated as depletion, depreciation and accretion of $230,619 as reported on the statements of operations on Form 10-K, less depreciation of administrative assets of $12,203.

Operating netback, as presented, is most directly comparable to gross profit and is calculated as gross profit adjusted for depletion and accretion related to producing assets. Management believes that operating netback is a useful supplemental measure for management and investors to analyze financial performance and provides an indication of the results generated by our principal business activities prior to the consideration of other income and expenses.

An example of the reconciliation from gross profit to operating netback using the financial information for the year ended December 31, 2024, is as follows:

(Thousands of U.S. Dollars)	Year ended December 31, 2024
	Colombia	Ecuador	Canada	Total
Gross profit (loss)	$180,605	$2,337	$(304)	$182,638
Adjustment to reconcile gross profit to operating netback
Depletion and accretion*	199,323	10,155	8,938	218,416
Operating netback	$379,928	$12,492	$8,634	$401,054

*	Calculated as depletion, depreciation and accretion of $230,619 as reported on the statements of operations on Form 10-K, less depreciation of administrative assets of $12,203.

Operating netback, as presented, is most directly comparable to gross profit and is calculated as gross profit adjusted for depletion and accretion related to producing assets. Management believes that operating netback is a useful supplemental measure for management and investors to analyze financial performance and provides an indication of the results generated by our principal business activities prior to the consideration of other income and expenses.

With respect to the Staff’s comments in relation to our non-GAAP Cash Netback measures in our earning press releases, we consider gross profit to be the most directly comparable GAAP measure and will include a reconciliation from gross profit to cash netback.

An example of the reconciliation from gross profit to Non-GAAP measure cash netback reported in our earnings press release for the year ended December 31, 2024, is as follows:

(Thousands of U.S. Dollars)	Year ended December 31, 2024
	South America	Canada	Other	Total
Gross profit	$182,942	$(304)	$ -	$182,638
Adjustments to reconcile gross profit to operating netback and cash netback
Depletion and accretion*	209,478	8,938	-	218,416
Operating netback	$392,420	$8,634	$ -	$401,054
Cash G&A expenses	(36,143)	(2,578)	(1,191)	(39,912)
Severance expenses	(532)	-	(987)	(1,519)
Transaction costs	(553)	-	(5,354)	(5,907)
Realized foreign exchange gain (loss)	2,718	(17)	(1,786)	915
Cash settlement on derivative instruments	-	1,103	-	1,103
Interest expense, excluding amortization of debt issuance costs	(4,360)	(86)	(63,102)	(67,548)
Interest income	1,027	54	2,585	3,666
Other cash gain	16	-	1,462	1,478
Net lease payments	517	4	367	888
Current income tax	(61,441)	(952)	(6,884)	(69,277)
Cash netback	$293,669	$6,162	$(74,890)	$224,941

*	Calculated as depletion, depreciation and accretion of $230,619 as reported on the statements of operations on Form 10-K, less depreciation of administrative assets of $12,203.

Operating netback, as presented, is most directly comparable to gross profit and is calculated as gross profit adjusted for depletion and accretion related to producing assets.

Cash netback, as presented, is most directly comparable to gross profit and is calculated as gross profit adjusted for depletion and accretion related to producing assets, cash G&A expenses, severance expenses, transaction costs, realized foreign exchange gain, cash settlement on derivative instruments, interest expense excluding amortization of debt issuance costs, interest income other cash gain, net lease payments, and current income tax. Management believes that operating netback and cash netback are useful supplemental measures for management and investors to analyze financial performance and provides an indication of the results generated by our principal business activities prior to the consideration of other income and expenses.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jon Young at 403-698-7911 or Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

/s/ Ryan Ellson
Ryan Ellson
Chief Financial Officer

Cc:	Jon Young, Gran Tierra Energy Inc
Phillip Abraham, Gran Tierra Energy Inc.
Hillary H. Holmes, Gibson, Dunn & Crutcher LLP